Heineken
NV

Corporate Finance
P.O. Box 28, 1000 AA Amsterdam
Netherlands
office address:
Tweede Weteringplantsoen 21
1017 ZD Amsterdam
phone: +31 (0)20 5239 239

direct phone: +31 (0)20 5239 590
direct fax: +31 (0)20 5239 208

United States Securities and Exchange Commission
Office of International Corporate Finance
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Washington DC 20549
United States of America

[redacted]

08001467

SEC
Mail Processing
Section

MAR 14 2008

Washington, DC
101

SUPPL

date
07 March 2008

subject
Exemptionfile 82-4953

our reference

your reference

dealt with by

page
1 of 1

Dear Sir, Madam,

Attached please find the latest publications of Heineken NV. This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken NV, with exemption file number: 82-4953.

Yours sincerely,
Heineken N.V.

i.o.

J. van de Merbel
Director Investor Relations
Group Finance

PROCESSED
MAR 28 2008
THOMSON
FINANCIAL

dlw 3/27

Heineken, Diageo and Namibia Breweries extend relationship in South Africa

Amsterdam, 7 March 2008 - Heineken N.V. announced today that Heineken, Diageo and Namibia Breweries have reached agreement to form a new joint venture for their combined beer, cider and RTD businesses in South Africa. The new joint venture builds on the success of brandhouse Beverages (Pty) Limited, the parties' current cost-sharing joint venture in South Africa, which will continue to market and distribute the parties' products in South Africa.

Heineken and Diageo will each own 42.25% of the new joint venture and Namibia Breweries will own 15.5%. Each party will share in the profits in proportion to their shareholding. The transaction is conditional on the approval of the Competition Commission of South Africa and is expected to complete on 31 March 2008.

In addition, Heineken and Diageo will form a second joint venture in South Africa. The new entity will construct and operate a brewery in Gauteng province, South Africa, and will be owned 75% by Heineken with Diageo holding a 25% stake.

The brewery will have an initial capacity of 3 million hectolitres, with the built-in flexibility to expand and will produce some of the joint venture products, amongst others Heineken and Amstel brands. Construction is expected to commence within three months and it is anticipated that the brewery will be operational by the end of 2009. Across both new ventures, Heineken's total net investment will be EUR 260 million. In the first two years, Diageo will invest £100 million in both joint ventures. The investment meets Heineken's and Diageo's return criteria.

Tom de Man, Heineken's Regional President Africa and the Middle East, commented: 'With Africa now Heineken's fastest growing region, with the Heineken brand growing 70% in South Africa and Amstel very clearly still a favourite with South African consumers, there is no better time to invest in growth. Our three businesses already have a strong, successful partnership and I am excited about the new opportunities that the combination of our brands and local brewing will create.'

Nick Blazquez, Managing Director of Diageo Africa, said: 'The decision by Diageo, Heineken and Namibia Breweries to commit to a closer relationship in South Africa reflects the success of brandhouse and acknowledges the changing nature of the beverage alcohol market in South Africa. We have already demonstrated that a combined beverage alcohol distribution company can capitalise on the growth opportunities in markets such as South Africa and the new structure will enable us to

END